

September 22, 2014

<u>Via E-mail</u>
Bruce Goldberg
Vice President, Chief Legal Officer
 and Chief Compliance Officer
SMART Global Holdings, Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re:** **SMART Global Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 26, 2014**
> **CIK No. 0001616533**

Dear Mr. Goldberg:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Summary, page 1</u>

1. With regard to your claims of leadership in the first paragraph on page 1 and elsewhere in the document, please revise to state the measure by which you believe you have the leading market position worldwide.  Please also revise to state the basis on which you are the "largest" in-country manufacturer in Brazil.  Finally, please also revise to provide the basis for your statement that your model has enabled you "to maintain margins that are more stable than those of many of the largest memory manufacturers."

2. Please tell us the objective criteria you used to determine which customers to highlight on page 2 and whether you have named all of the customers that satisfy these criteria.

3. Please expand the disclosure in this section to disclose that a significant portion of your sales and operations are increasingly focused on Brazil and that sales to customers in

Brazil accounted for 46% and 40% of your net sales in fiscal 2013 and 2012, respectively. Also, disclose the amount of such sales for the nine months ended May 30, 2014.

4.      We note your disclosure in the third paragraph on page 1 that you have begun to expand into the flash memory market, as well as the memory for smartphones and tablets market. Please revise to clarify how and to what extent you have entered into these markets. Provide quantified disclosure of the historical and current importance of these markets to your business, such as by disclosing the portion of your revenues attributable to DRAM products as compared to flash and embedded memory products.

5.      Please expand the disclosure in the first full paragraph on page 2 to disclose your net losses for the nine months ended May 30, 2014 and fiscal 2012. Also, disclose your net income in fiscal 2013 and the amount of your gain on the sale of discontinued operations.

Implications of Being an emerging Growth Company, page 6

6.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Use of Proceeds, page 48

7.      To the extent possible, please identify more specifically your general corporate purposes so an investor has a clearer picture of your intended use of proceeds. If you do not have a specific plan for a significant portion of the proceeds, please say so clearly and discuss the principal reasons for the offering.

8.      We note your disclosure that your use of proceeds "may include the repayment of indebtedness." Given that almost all of your existing debt was incurred to fund a distribution of share premium to your existing shareholders, who will continue to hold a controlling interest after the offering, please expand your disclosure here and on page 7 to provide the information about this potential use of offering proceeds as set forth in Instruction 4 to Item 504 of Regulation S-K. Also, to the extent any of the underwriters are lenders of the indebtedness that may be repaid with a portion of the offering proceeds, please revise your disclosure on page 7 to indicate that fact.

Capitalization, page 50

9.    Please revise your capitalization table to remove cash and cash equivalents as it is not part of your capitalization.

10.    We note that the as adjusted column reflects the effects of the amendment and restatement of your memorandum and articles of association and the application of the net proceeds of the offering as set forth in your Use of Proceeds on page 48.  With a view towards disclosure, please tell us the nature of the adjustments you expect to make as a result of each of these two items.

Suppliers, page 84

11.    Please expand the disclosure in this section to disclose, if applicable, the material terms of your agreement with your supplier mentioned in the third paragraph on page 1.

Description of Share Capital, page 112

12.    Please revise your disclosure as necessary to include discussion of the significance of
   - being an exempted Cayman Islands company;  and
   - the register of members.

Taxation, page 122

13.    Please revise your disclosure under this heading as follows:
   - here and under "Enforcements of Judgments" on page 135 to include discussion of Brazil as necessary; and
   - to include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010, as applicable.

Relationships, page 129

14.    Please expand the disclosure in the first paragraph of this section to disclose which underwriters or their affiliates have provided services to you and disclose the amount of the compensation that they received for their services.

15.    Please expand the disclosure in the second paragraph of this section to disclose the amounts payable to each of the affiliates.

Change in Accountants, page 134

16.    Refer to the second sentence of the first paragraph.  Please confirm to us that May 14, 2014 is also the date that you engaged Deloitte & Touche LLP.  Refer to Item 304(a)(2) of Regulation S-K.

17.     To help us better understand your change in accountants, please briefly explain the independence issues that resulted in your dismissing KPMG LLP.

18.     Please describe to us the material errors you communicated to KPMG that existed in your previously issued consolidated financial statements for the two fiscal years ended August 30, 2013 that resulted in KPMG's communication that its audit report should no longer be relied upon.  Similarly, describe to us the material weakness in your internal controls over the accounting for non-routine transactions identified by KPMG during its audit of your financial statements for your fiscal year ended August 30, 2013.

Enforcement of Judgments, page 135

19.     Please expand the disclosure in the second paragraph of this section to identify counsel and include counsel's consent as an exhibit to the registration statement.  Refer to rule 436(a).

Financial Statements

Note 1.  Overview, Basis of Presentation and Significant Accounting Policies, page F-8

(a) Overview, page F-8

20.     Please tell us how the company accounted for the August 26, 2011 merger transaction. Explain whether the transaction resulted in a change of control and the extent to which that control changed.

(f) Revenue recognition, page F-9

21.     Please respond to the following with respect to your transactions accounted for on an agency basis:
   - Tell us more about the nature of the services provided and how these services relate to your product sales.  Describe the significant terms of the agreements.
   - Provide us with your analysis in determining that the revenues should be recorded on a net basis.  Also include a discussion of those agreements where you retain inventory risk.  Refer to FASB ASC 605-45-45.
   - On page 70, you disclose that all inventories held under service arrangements are included in the inventories reported on the consolidated balance sheet.  Please tell us why you include the inventory on your balance sheet.
   - Explain the journal entries you book a typical transaction for the inventory and services.
   - Tell us how your tabular presentation in Note 1(f) on page F-10 is consistent with guidance relating to net presentation of revenue.  Refer to FASB ASC 605-45.  Tell us why that presentation is meaningful, and not confusing to investors.

(g) Cash and cash equivalents, page F-10

22.      Please tell us whether the company's cash equivalents are also highly liquid and how the company considered the definition of cash equivalents in the FASB Master Glossary. Revise your accounting policy to clarify.

(j) Inventories, page F-10

23.      We note that the company values inventory on a specific identification basis. Please briefly explain how, given the nature of the company's business, the company is able to clearly identify individual inventory from the time of purchase through the time of sale.

(r) Share-based compensation, page F-14

Sale Impact on Share Options, Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs), page F-15

24.      Please provide us with your analysis in determining that the award holders did not receive incremental fair value and that the sales were an equity restructuring and no additional share-based compensation was required to be recorded.

Note 9. Financial Instruments, page F-35

25.      We note in your disclosures under the Level 2 and Level 3 bullet points that the company had no Level 2 or Level 3 financial instruments as of May 30, 2014, August 30, 2013 and August 31, 2012. Please reconcile to the disclosure made on page F-33 in Note 8 that the fair value of the term loans under the Senior Secured Credit Agreement was treated as a Level 2 financial instrument as of May 3, 2014 and August 30, 2013 and was treated as a Level 3 financial instrument as of August 31, 2012. In this connection, please discuss how you considered FASB ASC 825-10-50-10 through 50-12.

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Alan F. Denenberg